SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 - Company Registry (NIRE)

41300036535 - CVM Registration

B3 (CPLE3, CPLE5, CPLE6, CPLE11)

NYSE (ELP)

LATIBEX (XCOP, XCOPO, XCOPU)

Definition of the HPP Foz do Areia, Salto Caxias and Segredo Concession Bonus

COPEL (“Company”), a company that generates, transmits, distributes and trades energy, in continuity Material Facts 07/22, informs its shareholders and the market in general that the Interministerial Ordinance of the Ministries of Mines and Energy and of Finance – MME/MF No. 01, of March 30, 2023, and published in the Official Gazette on that date, established the value of the granting of electric energy generation concession for the set of Hydroelectric Plants (UHEs) Governor Bento Munhoz da Rocha Netto (“Foz do Areia”), Governor Ney Aminthas de Barros Braga (“Segredo”) and Governor José Richa (“Salto Caxias”), in the amount of R$3,719. 428,214.95 (three billion, seven hundred and nineteen million, four hundred and twenty-eight thousand, two hundred and fourteen reais and ninety-five cents).

The definition of the concession bonus is a step in the process of obtaining a new concession contract for the HPPs for a period of up to 30 years, under the terms of Law 9074/95 and Federal Decree no. 9271/2018 (as amended by Federal Decree No. 10135/2019, 10893/2021 and 11307/2022). At this stage, the Granting Authority defines the amount to be paid as a grant, which must occur within 20 days after signing the new concession contract. The value established in the Ordinance will still be analyzed by the Federal Court of Accounts (“TCU”).

In this context, the current Interministerial Ordinance revokes the provisions presented by Interministerial Ordinance MME/ME No. 2, of October 7, 2022, as well as the review of the physical guarantee of the HPPs has also been approved, subject to the validity of the new concession contract. The following table presents the revision in accordance with Ordinance of the Ministry of Mines and Energy No. 2.107/SPTE/MME/2023.

HPP	Installed Capacity	Assured Power (Previous)	Assured Power (Ordinance N°2,107/2023)
Foz do Areia (FDA)	1,676.0 MW	575.3 MWm	567.6 MWm
Segredo	1,260.0 MW	558.3 MWm	552.8 MWm
Salto Caxias	1,240.0 MW	575.4 MWm	553.3 MWm

Curitiba, April 11, 2023.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date April 11, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.